UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-197512

FIRST CITIZENS BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

One First Citizens Place
Dyersburg, Tennessee 38024
(731) 285-4410

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value; Class A Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

** EXPLANATORY NOTE: The registrant is a bank holding company and the classes of securities as to which this certification applies are each held of record by fewer than 1,200 persons. The registrant is relying on Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by Section 601 of the Jumpstart Our Business Startups Act, and Rule 15d-6 to suspend its reporting obligations under Section 15(d) of the Exchange Act, subject only to the registrant’s obligation to file a Form 10-K for its 2014 fiscal year.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Common Stock: 780 holders; Class A Common Stock: 786 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, First Citizens Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 5, 2015	By: /s/ Laura Beth Butler
Laura Beth Butler
Executive Vice President, Chief Financial Officer and Secretary